SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 25, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated June 25, 2009 regarding “Hans Vestberg appointed President and CEO of Ericsson as of January 1, 2010.”

PRESS RELEASE	June 25, 2009

Hans Vestberg appointed President and CEO of Ericsson as of January 1, 2010

Ericsson’s (NASDAQ:ERIC) Board of Directors has appointed Hans Vestberg President and CEO of Ericsson as of January 1, 2010. Hans Vestberg is currently CFO and Executive Vice President. Hans Vestberg is succeeding Carl-Henric Svanberg who has accepted to take on the position as Chairman of BP, the world’s fourth largest company.

Hans Vestberg is 44 years old and earned a Bachelor of Business Administration degree from the University of Uppsala, Sweden, in 1991. He joined Ericsson the same year and was within a short time period appointed to various international managerial positions in China, Sweden, Chile, Brazil and the US.

Between 1998 and 2000 he was CFO of Ericsson in Brazil. In the years 2000 to 2002, Vestberg was Chief Financial Officer for Ericsson in North America and Ericsson’s controller for the Americas. From 2002 to 2003 Vestberg served as President of Ericsson in Mexico. He became Senior Vice President and head of business unit Global Services in 2003 and was appointed Executive Vice President in 2005. Vestberg was appointed Chief Financial Officer in 2007.

Hans Vestberg is born in Hudiksvall, Sweden, and lives north of Stockholm. He is married and has two children. Vestberg holds 21,235 Ericsson class B shares and 1,381 ADS (American Depositary Share).

Michael Treschow, chairman of the Ericsson Board of Directors, says: “Hans Vestberg was early in his career at Ericsson identified as a person with outstanding leadership skills. He has a proven excellent understanding of Ericsson’s business with experience from all different Ericsson business activities. He has been instrumental in developing Ericsson’s industry leading services operation which grew threefold with good profitability during his five years of management. Vestberg has a broad international experience through assignments for more than ten years in three continents.”

“Hans Vestberg will lead Ericsson in a phase where the transformation of telecom operators’ networks and implementation of IP-based services are crucial in order to continue the company’s successful creation of shareholder value.”

Ericsson’s present President and CEO Carl-Henric Svanberg will remain in his position until year-end when he takes on his new assignment as chairman of BP. Svanberg will remain as member of the Ericsson Board of Directors and the main owners, Investor and Industrivärden, have expressed their wish to see Carl-Henric Svanberg as member of the Ericsson Board of Directors long-term.

Michael Treschow continues: “With Carl-Henric Svanberg’s leadership, Ericsson has become the industry’s most profitable company and its market position has been tremendously strengthened. With Svanberg, the industry’s most successful strategy has been developed and implemented.”

“Over the past six years, mobile telephony has grown from 1 billion to 4 billion subscribers in the world, an unparalleled development. Ericsson has been one of the main drivers in this development with a steadily increased market share. The strong position in GSM and continued industry leading R&D investments have paved the way for leadership in mobile broadband and 4G/LTE now being deployed worldwide.”

“Strategic acquisitions have been made in the area of fixed and optical fiber as well as IP and TV which makes Ericsson the only player in the industry with a complete portfolio for mobile and fixed converging IP based networks. Products are today software based and Ericsson has become the world’s fifth largest software company. At the same time, services have grown quickly, and now represents one third of total sales.”

During 2003-2008 Ericsson’s compounded annual growth was 12%. Over the past five years, the company has generated a total profit of SEK 103 b. and a cash flow of SEK 101 b. Total dividends over the past five years amount to SEK 27 b.

Svanberg joined Ericsson on April 8, 2003 at a troublesome time when the company struggled with losses and restructuring. One of his first actions was to introduce his leadership philosophies and focus on operational excellence. Culture and ways of working changed in the company and is a major reason for today’s good profitability.

Michael Treschow says: “Technology and services leadership in combination with tight customer relationships and operational excellence are Ericsson’s key success factors. Hans Vestberg will continue to drive and implement Ericsson’s successful strategy.”

Notes to editors:

Hans Vestberg’s and Carl-Henric Svanberg’s bios and photos are available on

http://www.ericsson.com/ericsson/corpinfo/management/hans_vestberg.shtml

http://www.ericsson.com/ericsson/corpinfo/management/carl-henric_svanberg.shtml

Ericsson’s multimedia content is available at the broadcast room: www.ericsson.com/broadcast_room

More information about BP is found on www.bp.com

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 1 billion subscribers and has a leading position in managed services. The company’s portfolio comprises of mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of “to be the prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 75,000 employees generated revenue of SEK 209 billion (USD 32.2 billion) in 2008. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

www.ericsson.com

www.ericsson.mobi

www.twitter.com/ericssonpress

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

BP Pressoffice

Phone: +44 207 496 40 76

E-mail: bppress@bp.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on June 25, 2009, at 07.01am CET.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: June 25, 2009